SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)

Kingsway Financial Services Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

496904202
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☒Rule 13d-1(c)
☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496904202	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON:
Long Meadow Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,210,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,210,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 496904202	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON:
Long Meadow Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,210,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,210,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON*
CO, HC

CUSIP No. 496904202	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON:
Michael J. Moss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
2,000

	6	SHARED VOTING POWER
1,210,000

	7	SOLE DISPOSITIVE POWER
2,000

	8	SHARED DISPOSITIVE POWER
1,210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,212,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 496904202	13G/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON:
Jonathan W. Old, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
110,000

	6	SHARED VOTING POWER
1,210,000

	7	SOLE DISPOSITIVE POWER
110,000

	8	SHARED DISPOSITIVE POWER
1,210,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,320,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 496904202	13G/A	Page 6 of 8 Pages

ITEM 1(a).	NAME OF ISSUER:

Kingsway Financial Services Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

45 St. Clair Avenue, West
Suite 400
Toronto, Ontario M4V 1K9

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G/A is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Long Meadow Holdings, L.P. (“LMH”)
(ii)	Long Meadow Investors, LLC (“LMI”)
(iii)	Michael J. Moss
(iv)	Jonathan W. Old, III

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G/A is located at 1200 High Ridge Road, Stamford, CT 06905.

ITEM 2(c).	CITIZENSHIP:

(i)	LMH:	a Delaware limited partnership
(ii)	LMI:	a Delaware limited liability company
(iii)	Michael J. Moss:	United States
(iv)	Jonathan W. Old, III:	United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).	CUSIP Number:

496904202

CUSIP No. 496904202	13G/A	Page 7 of 8 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following

Not applicable.

ITEM 4.	OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on this Schedule 13G/A is hereby incorporated by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Long Meadow Holdings, L.P. (“LMH”) beneficially owns 1,210,000 shares of Kingsway Financial Services Inc.’s common stock (the “Company’s Common Stock”), which constitutes 5.1% of the Company’s Common Stock outstanding.  Long Meadow Investors, LLC (“LMI”) is the general partner of LMH and because it could be deemed to share voting and dispositive power with LMH over the 1,210,000 shares of the Company’s Common Stock owned by LMH, LMI may be deemed to be the beneficial owner of such Common Stock.  LMI disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

Michael J. Moss is a managing member of LMI.  Because Mr. Moss is a managing member of the general partner of LMH and shares the responsibilities of managing LMI, and because he could be deemed to share with LMI voting and dispositive power over the 1,210,000 shares of the Company’s Common Stock held by LMH, Mr. Moss may be deemed to be the beneficial owner of such Common Stock.  Mr. Moss also controls 2,000 shares personally, so he may be deemed to be the beneficial owner of 1,212,000 shares of Common Stock, which constitutes 5.1% of the Company’s Common Stock outstanding.  Mr. Moss disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

Jonathan W. Old, III is a managing member of LMI.  Because Mr. Old is a managing member of the general partner of LMH and shares the responsibilities of managing LMI, and because he could be deemed to share with LMI voting and dispositive power over the 1,210,000 shares of the Company’s Common Stock held by LMH, Mr. Old may be deemed to be the beneficial owner of such Common Stock.  Mr. Old also controls 110,000 shares personally, so he may be deemed to be the beneficial owner of 1,320,000 shares of Common Stock, which constitutes 5.6% of the Company’s Common Stock outstanding.  Mr. Old disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 496904202	13G/A	Page 8 of 8 Pages

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

/s/ Michael J. Moss
Name:	Michael J. Moss*

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III *

LONG MEADOW HOLDINGS, L.P.*
By:	Long Meadow Investors, LLC
General Partner of Long Meadow Holdings, L.P.

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III
Title:	Managing Member of Long Meadow Investors, LLC

LONG MEADOW INVESTORS, LLC*
By:	Jonathan W. Old, III

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III
Title:	Managing Member

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A and all amendments thereto with respect to the Common Stock of Kingsway Financial Services Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: January 16, 2018

/s/ Michael J. Moss
Name:	Michael J. Moss

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III *

LONG MEADOW HOLDINGS, L.P.
By:	Long Meadow Investors, LLC
General Partner of Long Meadow Holdings, L.P.

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III
Title:	Managing Member of Long Meadow Investors, LLC

LONG MEADOW INVESTORS, LLC
By:	Jonathan W. Old, III

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III
Title:	Managing Member